FRANK J. HARITON $ ATTORNEY - AT - LAW

1065 Dobbs Ferry Road $ White Plains $ New York 10607 $ (Tel) (914) 674-4373 $ (Fax) (914) 693-2963 $ (e-mail) hariton@sprynet.com

August 10, 2012

Max A. Webb, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.W.

Washington, D.C. 20549

Re:

Koffee Korner, Inc. (the “Issuer”)

Amendment Number 2 to Registration Statement on Form S-1

File Number 333-181719

Letter, dated August 1, 2012 (the “Comment Letter”)

Dear Mr. Webb:

This letter accompanies our filing of amendment number 1 to the above captioned registration statement on Form S-1 and responds to the staff’s comments expressed in the Comment Letter.  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.

1.

We have made appropriate adjustments, as suggested, related to the disclosures under the JOBS Act.

2.

After discussions with the Staff, we have increased the offering price to $0.11.

3.

We have added the requested disclosure within the prospectus summary on page 3.

4.

We have added the requested disclosure within the prospectus summary on page 3.

5.

We have added additional disclosures on page three in response to the comment.

6.

We have added the requested “Risk Factor”.

7.

We have shortened the Risk Factor in response to the comment.

8.  We have added additional disclosures in response to the comment.

9.  We have made revisions to the language in response to the comment, but also advise you that while our plan is to purchase our needs from SYSCO, sometimes we run out of an item and buy it locally.

10.

We have moved the Prospectus Delivery Obligation (Prospectus Back Cover) behind the financial statements.

11.

Our landlord’s reconciliation of our building’s operating expenses led to a credit. The credit was applied in April 2012. It was a onetime credit which lowered our rent expense for the quarter ended June 30, 2012. Please see below for documentation.

Methodist TMC Medical
Office Buildings

March 13, 2012

6550 Fannin Street, Suite 201
Houston, Texas 77030
713-441-4221
Fax: 713-793-1534
www.methodisthealth.com

Ms. Nazneen D'Silva
Koffee Korner, Inc.
6560 Fannin, Suite 245
Houston, TX 77030

RE: 2011 Operating Expense Reconciliation
Scurlock Tower

Dear Ms. D'Silva:

The reconciliation of the Scurlock Tower operating expenses for 2011 has been completed.

During 2011, you paid operating expenses at a rate of $11.50 per square foot. The total actual operating expense for the Scurlock Tower retail tenants was $9.67 per square foot. Therefore, there is a credit due in the amount of $1.83 per square foot.

During 2011, Landlord continued to monitor and control the operating expenses for the building. We have successfully been able to keep the operating expenses below 2010 by $0.39 per square foot.

Please be advised that the credit for year 2011 has been applied to your account. This amount can be deducted from your next month's rent. Attached are the accounting worksheets detailing the calculations for 2011 operating expense reconciliation.

Please let me know if you have any questions or need additional information.

Sincerely,

Tanya Voinche

Tanya Voinche
Sr. Financial Analyst
(713) 441-5296

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton